Mail Stop 3561

February 2, 2007

Amanda J. Skov, Esq.
Allegheny Energy, Inc.
800 Cabin Hill Drive
Greensburg, PA 15601

> **Re:** **MP Environmental Funding LLC**
> **Registration Statement on Form S-1**
> **Filed January 5, 2007**
> **File No. 333-139820**

Dear Ms. Skov:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-1

General

1. Please note that we have referred your filing to our Division of Investment Management for possible comment.

2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus.

3. When available, please provide us with a copy of your servicing agreement.

Preliminary Prospectus

4. Please provide a separate section to clearly disclose the affiliations among the transaction parties, including with Allegheny Energy.

5. Please revise to provide bracketed information indicating that you will identify the swap counterparty in your summary section. Additionally, provide bracketed information indicating that you will provide all information regarding the swap counterparty required by Item 1115 of Regulation AB.

Cover Page

6. Please expand your cover page disclosure to briefly describe any credit enhancement for the transaction. For example, we note your reference on page 9 to an excess funds and a capital account to be used for credit enhancement. We also note your reference on page 10 to swap agreements. Revise accordingly.

Prospectus Summary, page 3

7. Please expand the disclosure in your summary section to provide a brief summary of the flow of funds. Additionally, expand the disclosure to provide a brief summary of the servicer fees, including the source of and distribution priority of such fees.

8. We note your disclosure at the top of page 7 indicating that you may acquire additional separate property, including property other than environmental control property, and issue one or more additional series of securities that are supported by such additional and separate property or other collateral. Please revise here and throughout the prospectus as necessary to clarify what types of additional property you are referring to. We note that Note 1 to your financial statements indicates that you were formed for the "sole purpose of purchasing and owning environmental control property to be acquired from MPR." Furthermore, please confirm that additional issuances of securities will be registered on separate registration statements.

PSC-Guaranteed True-Up Mechanism and State Pledge Will Limit Credit Risk, page 25

9. Please revise to remove your assertion that the true-up mechanism and state pledge effectively eliminate any credit risk associated with the bonds.

The Issuer, page 28

10. Please revise this section to better explain your business activities. In this regard, we note that you were organized as a special purpose limited liability company for the purpose of holding the environmental control property and issuing bonds secured by such property. As you know, this structure is very similar to many asset-backed issuers who have no operations, no financial statements and report under Regulation AB. However, you have included financial statements with your filing and have officers and managers to manage your business. Please revise to disclose what your business activities will consist of. Ensure that your response explains why you believe financial statements are necessary and the types of assets and income you expect to be reflected once your business begins its operations.

11. We note your statement indicating that your limited liability company agreement requires that you have at least one independent manager. As your list of managers upon the closing of the offering indicates that all of your managers are Allegheny employees, it is not clear who your independent manager is. Please revise accordingly or advise.

Continuing Disclosure, page 30

12. As a follow-up to comment 10 above, we note that your disclosure in this section refers to Form 10-Q, does not refer to Form 10-D and seems to indicate that your Exchange Act reporting will not follow the guidelines set forth in Regulation AB. Please provide us with a comprehensive analysis as to why you believe this approach will provide the best disclosure for investors. Ensure that your response addresses why 10-Qs would be appropriate when the monthly statements you will provide to investors appear very similar to the information filed on Form 10-D by asset-backed issuers. Additionally, explain why reporting under Regulations S-K and S-X would serve investors better than reporting under Regulation AB given that you do not appear to have any operations to report on and, in fact, are organized much like a typical asset-backed issuer.

Monongahela Power Company: The Utility and Initial Servicer, page 31

13. Given that you refer to Mon Power as the "initial" servicer, it appears that you may obtain additional servicers after the offering. Please tell us how you intend to provide disclosure to investors regarding future servicers.

The Indenture Trustee, page 59

14. Please expand your disclosure to describe the trustee's prior experience with similar transactions.

Where You Can Find More Information, page 103

15. Please revise to reflect the new address for the SEC public reference facility: Room 1580, 100 F Street, N.E., Washington, D.C. 20549.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact John Stickel at (202) 551-3324. If you need further assistance, you may contact me at (202) 551-3454.

Sincerely,

Sara Kalin
Branch Chief – Legal

cc: Via Facsimile (212) 603-2001
     Robert J. Reger, Jr., Esq.
     Thelen Reid Brown Raysman & Steiner LLP
     875 Third Avenue
     New York, New York 10022